Exhibit 99.1

Otonomo Technologies Ltd.

Interim Unaudited Condensed
Consolidated Financial Statements

As at June 30, 2022
(Unaudited)

Otonomo Technologies Ltd.

Interim Condensed Consolidated Financial Statements as at June 30, 2022 (Unaudited)

Otonomo Technologies Ltd.

Interim Unaudited Condensed Consolidated Balance Sheets

(in USD thousands, except share and per share data)

	June 30	December 31
	2022	2021
	Unaudited	Audited

Assets

Current assets
Cash and cash equivalents	169,216	207,842
Short-term restricted cash	255	237
Short-term investments	98	-
Account receivables, net	2,049	1,077
Other receivables and prepaid expenses	2,519	2,683
Total current assets	174,137	211,839

Non-current assets
Other long-term assets	361	254
Property and equipment, net	1,048	725
Operating lease right-of-use assets	3,449	-
Intangible assets, net	15,690	9,621
Goodwill	13,827	37,000
Total non-current assets	34,375	47,600

Total assets	208,512	259,439

Liabilities and Shareholders' Equity

Current liabilities
Account payables	1,201	312
Other payables and accrued expenses	11,900	8,405
Deferred revenue	341	35
Current portion of operating lease liabilities	1,204	-
Current portion of contingent consideration	5,120	-
Total current liabilities	19,766	8,752

Non-current liabilities
Warrants for ordinary shares	473	1,924
Operating lease liabilities, less current portion	1,925	-
Contingent consideration, less current portion	3,203	-
Total non-current liabilities	5,601	1,924

Shareholders’ equity:
Ordinary shares, no par value; 450,000,000 shares authorized as at June 30, 2022 and December 31, 2021;
139,933,636 and 132,214,733 shares issued and outstanding as at June 30, 2022 and December 31, 2021,
respectively	-	-
Additional paid-in capital	365,532	349,825
Accumulated other comprehensive loss	(2,388)	-
Accumulated deficit	(179,999)	(101,062)
Total shareholders’ equity	183,145	248,763

Total liabilities and shareholders’ equity	208,512	259,439

The accompanying notes are an integral part of the interim unaudited condensed consolidated financial statements.

Otonomo Technologies Ltd.

Interim Unaudited Condensed Consolidated Statements of Comprehensive Loss

(in USD thousands, except share and per share data)

	Six-month	Six-month
	period ended	period ended
	June 30 2022	June 30 2021

Revenue	2,951	496

Costs and operating expenses:
Cost of services	1,341	423
Cloud infrastructure	2,492	953
Research and development	10,656	4,383
Sales and marketing	10,503	2,682
General and administrative	11,072	1,896
Depreciation and amortization	1,728	64
Contingent consideration income	(1,541)	-
Impairment of Goodwill	37,000	-
Impairment of intangible assets	8,785	-
Total costs and operating expenses	82,036	10,401

Operating loss	(79,085)	(9,905)

Financial income (expenses), net	428	(3,142)

Loss before income tax expense	(78,657)	(13,047)

Income tax expense	(280)	(57)

Net loss for the period	(78,937)	(13,104)

Net loss per share attributable to ordinary shareholders, basic and diluted	(0.58)	(0.42)

Weighted-average shares used in computing net loss per share attributable to ordinary shareholders, basic and diluted *	135,725,885	31,517,618

Other comprehensive loss:
Foreign currency translation adjustments	(2,388)	-

Total comprehensive loss for the period	(81,325)	(13,104)

* The Company effected a share split as of the Recapitalization, all ordinary share and redeemable convertible preferred shares amounts were adjusted retroactively for all periods. See also Note 7 in Company’s audited consolidated financial statements for the year ended December 31, 2021.

The accompanying notes are an integral part of the interim unaudited condensed consolidated financial statements.

Otonomo Technologies Ltd.

Interim Unaudited Condensed Consolidated Statements of Changes in Redeemable Convertible Preferred Shares and Shareholders’ Equity (Deficit)

(in USD thousands, except share and per share data)

	Redeemable Convertible preferred shares		Ordinary shares		Additional paid-in capital	Accumulated other comprehensive loss	Accumulated deficit	Total
	Number of	USD	Number of	USD	USD	USD	USD	USD
	Shares*	thousands	Shares*	thousands	thousands	thousands	thousands	thousands

Balance at December 31, 2021	-	-	132,214,733	-	349,825	-	(101,062)	248,763

Shares issued related to the business acquisitions	-	-	6,462,086	-	10,691	-	-	10,691

Exercise of public warrants	-	-	20	-	**	-	-	**

Exercise of share options	-	-	794,436	-	135	-	-	135

Exercise of RSU	-	-	462,361	-	-	-	-	-

Share-based compensation	-	-	-	-	4,881	-	-	4,881

Net loss for the period	-	-	-	-	-	-	(78,937)	(78,937)

Other comprehensive loss	-	-	-	-	-	(2,388)	-	(2,388)

Balance at June 30, 2022	-	-	139,933,636	-	365,532	(2,388)	(179,999)	183,145

Balance at December 31, 2020	62,926,410	77,702	31,488,921	-	10,357	-	(70,128)	(59,771)

Exercise of warrants for redeemable convertible preferred shares	1,179,456	10,896	-	-	-	-	-	-

Exercise of share options	-	-	43,520	-	27	-	-	27

Share-based compensation	-	-	-	-	1,048	-	-	1,048

Net loss for the period	-	-	-	-	-	-	(13,104)	(13,104)

Balance at June 30, 2021	64,105,866	88,598	31,532,441	-	11,432	-	(83,232)	(71,800)

* The Company effected a share split as of the Recapitalization, all ordinary share and redeemable convertible preferred shares amounts were adjusted retroactively for all periods. See also Note 7 in Company’s audited consolidated financial statements for the year ended December 31, 2021.

**    Less than $1 thousand

The accompanying notes are an integral part of the interim unaudited condensed consolidated financial statements.

Otonomo Technologies Ltd.

Interim Unaudited Condensed Consolidated Statements of Cash Flows

(in USD thousands, except share and per share data)

	Six-month	Six-month
	period ended	period ended
	June 30	June 30
	2022	2021

Cash flows from operating activities
Net loss	(78,937)	(13,104)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	1,728	64
Share-based compensation	4,881	1,048
Revaluation of warrants	(1,451)	3,165
Impairment of Goodwill	37,000	-
Impairment of intangible assets	8,785	-
Contingent consideration income	(1,541)	-
Deferred tax expense (benefit)	(12)	-
Changes in operating assets and liabilities:
Account receivables	(141)	(109)
Other receivables and prepaid expenses	1,279	(887)
Other payables and accrued expenses	1,085	176
Account payables	319	120
Deferred revenue	(35)	(190)
Other assets and liabilities	(271)	(1)

Net cash used in operating activities	(27,311)	(9,718)

Cash flows from investing activities
Purchases of property and equipment	(137)	(90)
Short-term investments, net	(98)	8,000
Other long-term assets, net	(95)	(1)
Payments for business acquisitions, net of cash acquired	(11,020)	-

Net cash provided by (used in) investing activities	(11,350)	7,909

Cash flows from financing activities
Proceeds from exercise of share options and warrants	135	27

Net cash provided by financing activities	135	27

Foreign currency effect on cash and cash equivalents and short-term restricted cash	(82)	-

Net decrease in cash and cash equivalents and short-term restricted cash equivalents	(38,608)	(1,782)

Cash and cash equivalents and short-term restricted cash equivalents at the beginning of the period	208,079	14,984

Cash and cash equivalents and Short-term restricted cash equivalents as at end of the period	169,471	13,202

Appendix A – Material non-cash financing activities:
Conversion of warrants to redeemable convertible preferred shares	-	10,896
Shares issued related to the business acquisitions	10,691	-

The accompanying notes are an integral part of the interim unaudited condensed consolidated financial statements.

Otonomo Technologies Ltd.

Notes to the Interim Unaudited Condensed Consolidated Financial Statements

Note 1 - General

Otonomo Technologies Ltd. (together with its subsidiaries, “Otonomo”, or the “Company”) was incorporated as an Israeli corporation in December 2015. The Company provides an automotive data service platform enabling car manufacturers, drivers, and service providers to be part of a connected ecosystem as well as mobility intelligence which transforms vast amounts of anonymized data and activity signals into actionable, impactful, and valuable insights. The Company’s solutions are designed to run in public clouds.

Note 2 - Summary of Significant Accounting Policies

A.          Basis of Preparation

The accompanying interim unaudited condensed consolidated financial statements included herein have been prepared by the Company in accordance with the rules and regulations of the United States Securities and Exchange Commission (“SEC”) regarding interim financial reporting. Accordingly, they do not include all of the information and footnotes required by U.S. generally accepted accounting principles (“GAAP”) for complete financial statements due to the permitted exclusion of certain disclosures for interim reporting. In management’s opinion, the interim financial data presented includes all adjustments necessary for a fair presentation. All intercompany accounts and transactions have been eliminated. Operating results for the six months ended June 30, 2022, are not necessarily indicative of the results that may be expected for any future period or for the year ending December 31, 2022.

These interim unaudited condensed consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements and the notes thereto for the year ended December 31, 2021.

B.          Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting periods and accompanying notes. Significant items subject to such estimates and assumptions include, but are not limited to, the fair value of assets acquired and liabilities assumed in business combinations, goodwill and purchased intangible assets valuation and impairment, useful lives of intangible assets, the fair value of contingent consideration, value of warrants to redeemable convertible preferred shares, warrants to ordinary shares and share based compensation including the determination of the fair value of the Company’s ordinary shares. The Company bases these estimates on historical and anticipated results, trends and various other assumptions that it believes are reasonable under the circumstances, including assumptions as to future events. Actual results could differ from those estimates.

C.          Significant Accounting Policies

The Company’s significant accounting policies are discussed in Note 2, Summary of Significant Accounting Policies, in the Company’s Annual Report for the year ended December 31, 2021.

Otonomo Technologies Ltd.
Notes to the Interim Unaudited Condensed Consolidated Financial Statements

Note 2 - Summary of Significant Accounting Policies (cont’d)

D.          Foreign currencies

The currency of the primary economic environment in which the operations of the Company are conducted is the U.S. dollar (“dollar” or “$”), thus; the dollar is the functional currency of the Company. In addition, the functional currency of the Company’s major foreign subsidiaries is generally U.S. dollar. For entities which their functional currency is their respective local currency, assets and liabilities are translated into U.S. Dollars at exchange rates in effect at each period end. Amounts classified in shareholders’ equity are translated at historical exchange rates. Revenues and expenses are translated at the average exchange rates during the period. The resulting translation adjustments are recorded in accumulated other comprehensive loss as a component of shareholders’ equity.

E.          Leases

In February 2016, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2016-02, “Leases (Topic 842),” which requires lessees to generally recognize on the balance sheet operating and financing lease liabilities and corresponding right-of-use assets, and to recognize on the statements of operations the expenses in a manner similar to prior practice. The Company adopted Topic 842 using the modified retrospective method as of January 1, 2022 and elected the transition option that allows the Company not to restate the comparative periods in the financial statements in the year of adoption.

The Company determines if an arrangement is a lease at inception. The Company currently does not have any finance leases.

Operating lease right-of-use (“ROU”) assets and liabilities are recognized at the present value of the future lease payments at the lease commencement date. Operating lease ROU assets include any prepaid lease payments. Certain lease agreements include rental payments adjusted periodically for the consumer price index (“CPI”). The ROU and lease liability were calculated using the initial CPI and are not subsequently adjusted. For short-term leases with a term of 12 months or less, operating lease ROU assets and liabilities are not recognized and the Company records lease payments in the Consolidated Statements of Operations on a straight-line basis over the lease term.

The interest rate used to determine the present value of the future lease payments is the Company’s incremental borrowing rate, because the interest rate implicit in the Company’s leases is not readily determinable. The Company’s incremental borrowing rate is estimated to approximate the interest rate on a collateralized basis with similar terms and payments, and in economic environments where the leased asset is located. The Company’s lease terms may include options to extend or terminate the lease. These options are reflected in the ROU asset and lease liability when it is reasonably certain that the Company will exercise the option. Operating lease expense is recognized on a straight-line basis over the lease term.

Otonomo Technologies Ltd.
Notes to the Interim Unaudited Condensed Consolidated Financial Statements

Note 3 - Share-Based Compensation

Restricted Share Units ("RSU")

A summary of RSU activity and related information under the Company's equity incentive plan and the RSU award is as follows:

		Weighted Average
	Number of	grant date
	Options	Fair Value

Unvested Balance at January 1, 2022	3,838,865
Granted *	5,898,662	$2.08
Vested	(403,024)	$5.46
Forfeited	(130,234)	$3.87

Unvested Balance at June 30, 2022	9,204,269

*    The RSU awards generally vest over four years, with no exercise price.

The share-based compensation expenses by line item in the accompanying condensed consolidated statements of comprehensive loss is summarized as follows:

	Six-months	Six-months
	period ended	period ended
	June 30	June 30
	2022	2021
	USD thousand	USD thousand

Cost of Services	13	-
Research and development	1,138	534
Sales and marketing	1,467	200
General and administrative	2,263	314

	4,881	1,048

Note 4 - Warrants for ordinary shares

The Fair value of the Warrants:

	June 30	December 31
	2022	2021

Value of warrant per share	$0.09	$0.37
Number of ordinary shares issuable upon exercise of warrants	5,200,000	5,200,000
Fair value of warrant liability (in USD thousand)	$473	$1,924

For the period ended June 30, 2022, the Company recorded a financial income of $1,451 thousand to the condensed consolidated statements of comprehensive loss as part of the financial income (expenses), net, relating to the warrant’s fair value decreased in the period.

Otonomo Technologies Ltd.
Notes to the Interim Unaudited Condensed Consolidated Financial Statements

Note 4 - Warrants for ordinary shares (cont'd)

The Black-Scholes assumptions used to value the private warrants are as follows:

	June 30	December 31
	2022	2021

Volatility	68.5%	41.0%
Risk-free interest rate	3.01%	1.2%
Expected dividends	0.0%	0.0%
Expected life (in years)	4.12	4.6

Note 5 - Operating Lease

The Company leases its headquarters in Israel. The lease agreement will expire in December 2022, and contains a renewal option of 2 years, which are reasonably certain to be exercised and therefore are factored into our determination of lease payments. In Addition, the Company acquired operating lease right-of-use assets and liabilities in Sheffield, UK, through the recent business combination of The Floow, which their lease agreements will expire in September 2027 and December 2029.

The following table presents the maturity of lease liabilities under the Company’s non-cancelable operating leases as Follows:

USD thousand

Six months ending December 31, 2022	538
2023	1,076
2024	1,076
2025	185
2026	185
Thereafter	260

Total undiscounted minimum lease payments	3,320
Less: Imputed interest	(191)

3,129

Otonomo Technologies Ltd.
Notes to the Interim Unaudited Condensed Consolidated Financial Statements

Note 6 - Business Combinations

Neura acquisition

In respect of the Neura acquisition, during the six-month period ended June 30, 2022, the Company completed the issuance of 98,450 shares of the Company’s ordinary shares that was subject to Neura's working capital adjustments, which were finalized during the period.

The Floow acquisition

On April 14, 2022, the Company acquired 100% of the share capital of The Floow Limited (“The Floow”), a privately held company in the United Kingdom, a SaaS provider of connected insurance technology for major carriers globally.

The total purchase consideration transferred for The Floow acquisition was approximately $31.3 million, comprised of approximately $10.8 million in cash, $10.7 million in equity for the fair value of 6,363,636 shares of the Company’s ordinary shares issued, and a contingent consideration of up to $12 million in cash and up to 6,545,454 of the Company’s ordinary shares, based on performance condition, which was evaluated at a fair value of the amount of $9.8 million as of the acquisition date.

The following table summarizes the preliminary fair value of assets acquired and liabilities assumed as of the date of acquisition:

	Fair Value	Useful life
	USD thousand	In years

Net tangible assets and liabilities assumed (current and non-current)	(1,355)
Customer Relationships	9,454	8
Technology	7,881	5
Trademark	435	2
Goodwill	14,934

	31,349

The Company is in the process of completing the valuation of the net tangible and intangible assets acquired and liabilities assumed, and its estimate of these values was still preliminary on June 30, 2022. Therefore, these provisional amounts are subject to change as the Company completes the valuation throughout the measurement period, which will be completed within 12 months of the acquisition date.

Goodwill is primarily attributable to expected synergies arising from customer relationships, the expanded product availability to the Company’s existing and new customers, technology integration, and trademark, and the benefits from combining the activity of The Floow with the Company. Goodwill is not deductible for income tax purposes.

In addition to the purchase consideration, the Company awarded performance based RSUs to certain key employees and expected to be released to these employees in one to two years from June 30, 2022, subject to their continued service.

Otonomo Technologies Ltd.
Notes to the Interim Unaudited Condensed Consolidated Financial Statements

Note 6 - Business Combinations (cont'd)

The Floow acquisition (cont'd)

The results of the operations of The Floow have been included in the consolidated financial statements since the date of the acquisition. Additionally, the Company incurred transaction costs of $1,092 thousand during the six-month period ended June 30, 2022, which were included in general and administrative expenses in the interim unaudited condensed consolidated statements of comprehensive loss.

Contingent Consideration

As part of the purchase agreement, and as mentioned above, the Company is obligated to pay additional consideration to the former shareholders of The Floow (the "Sellers"), contingent upon achievement of certain future revenue of The Floow.

The Sellers will have 24 months following July 1, 2022 (the "Completion Date"), to earn the additional consideration of up to $12,000 thousand in cash and up to 6,545,454 of the Company’s ordinary shares in 2 tranches paid every 12 months.

As of acquisition, the Company evaluated the contingent consideration accrual related to the earnout provision in the amount of $9,864 thousand, which is reported in Current and Non-current contingent consideration in the accompanying condensed consolidated balance sheets. The Company used a probability-weighted future cash flows approach to estimate the contingent consideration. The amount accrued was discounted to include the present value of the liability. During the quarter ended June 30, 2022, the contingent consideration accrual decreased by $1,541 thousand that recorded under the contingent consideration income in the interim unaudited condensed consolidated statements of comprehensive loss.

Pro Forma on acquisitions

The following unaudited pro forma financial information summarizes the combined results of operations for the Company, Neura and The Floow, as if the acquisitions of Neura and The Floow had been completed on January 1, 2021. The unaudited pro forma financial information was as follows:

	Six-month	Six-month
	Period ended	Period ended
	June 30	June 30
	2022	2021
	USD thousands	USD thousands

Revenue	4,550	4,935
Net loss	80,458	19,334

The pro forma financial information for all periods presented above has been calculated after adjusting the results of Neura and The Floow to reflect the business combination accounting effects resulting from these acquisitions, including the amortization expense from acquired intangible assets and the share-based compensation expenses for unvested share options as though the acquisition had been completed on January 1, 2021. The historical consolidated financial statements have been adjusted in the pro forma combined financial statements to give effect to pro forma events that are directly attributable to the business combination and factually supportable. The pro forma financial information is for informational purposes only and is not indicative of the results of operations that would have been achieved if the acquisition had taken place at the beginning of 2021.

Otonomo Technologies Ltd.
Notes to the Interim Unaudited Condensed Consolidated Financial Statements

Note 7 - Impairment of Goodwill and Intangible assets

Goodwill is not amortized but rather tested for impairment at least annually in the fourth quarter, or more frequently if events or changes in circumstances indicate that goodwill may be impaired. Goodwill represents the excess of the purchase price over the fair value of net assets acquired in a business combination and is allocated to reporting units expected to benefit from the business combination.

As a result of the decrease in the Company’s market capitalization during the second quarter of 2022, the Company performed an impairment test at June 30, 2022. The Company concluded that goodwill and the intangibles assets associated with the acquisition of Neura in 2021 had been impaired, and the Company fully wrote off the goodwill and intangible assets in the total amount of $45,785 thousand, comprised of impairment of goodwill in the amount of $37,000 thousand and technology in the amount of $8,785 thousand.

Note 8 - Net Loss Per Share Attributable to Ordinary Shareholders

The following table sets forth the computation of basic and diluted net loss per share attributable to ordinary shareholders for the periods presented:

	Six-month	Six-month
	period ended	period ended
	June 30	June 30
	2022	2021*
	In USD thousands, except share data

Numerator:
Net loss	(78,937)	(13,104)

Denominator:
Weighted-average shares used in computing net loss per share
attributable to ordinary shareholders, basic and diluted	135,725,885	31,517,618

Net loss per share attributable to ordinary shareholders, basic
and diluted	(0.58)	(0.42)

The potential shares of ordinary shares that were excluded from the computation of diluted net loss per share attributable to ordinary shareholders for the periods presented because including them would have been anti-dilutive are as follows:

	Six-month	Six-month
	period ended	period ended
	June 30	June 30
	2022	2021*
	In USD thousands, except share data

Convertible redeemable preferred shares	-	63,387,656
Warrants to convertible redeemable preferred shares	-	1,081,168
Unvested RSU	6,241,041	-
Outstanding share options	7,725,144	9,351,584

Total	13,966,185	73,820,408

*The Company effected a share split as of the Recapitalization, all ordinary share and redeemable convertible preferred shares amounts were adjusted retroactively for all periods. See also Note 7 in Company’s audited consolidated financial statements for the year ended December 31, 2021.

Otonomo Technologies Ltd.
Notes to the Interim Unaudited Condensed Consolidated Financial Statements

Note 9 - Contingent liability

On April 11, 2022, plaintiff Saman Mollaei filed a putative class action complaint against the Company in the Superior Court of the State of California for the County of San Francisco, which the Company then removed to the United States District Court for the Northern District of California. The complaint alleges that the Company violated Section 637.7 of the California Penal Code by allegedly using electronic tracking devices to determine the location or movements of people without their consent, and plaintiff purports to sue for damages and injunctive relief on behalf of a putative class of California vehicle owners and lessees whose location was allegedly tracked. The Company believes that the case is meritless and moved to dismiss the complaint in its entirety on June 13, 2022. At this preliminary stage, the Company is unable to assess the lawsuit's chances of success but intends to defend it vigorously. Thus, no provision has been made in the financial statements in respect of this claim.

Note 10 - Subsequent Events

On August 23, 2022, the Company received written notification from the Listing Qualifications Department of The Nasdaq Stock Market LLC ("Nasdaq") dated August 23, 2022, indicating that the Company no longer satisfies Nasdaq Listing Rule 5450(a)(1) based upon a closing bid price of less than $1.00 per share for the Company’s ordinary shares for the prior 30 consecutive business day period. Pursuant to Nasdaq Listing Rule 5810(c)(3)(A), the Company is provided with a grace period of 180 days, or until February 20, 2023, to meet the minimum bid price requirement under the Nasdaq Listing Rules. If at any time during the 180-day grace period, the closing bid price of the ordinary shares is $1.00 per share or higher for at least ten consecutive business days, Nasdaq will provide the Company written confirmation of compliance and the matter will be closed. In the event the Company does not regain compliance within the 180-day grace period, and it meets all other listing standards and requirements, the Company may be eligible for an additional 180-day grace period, subject to determination by the staff of Nasdaq. During this time, our ordinary shares will continue to be listed and trade on the Nasdaq Capital Market. However, if the Company do not regain compliance with the Nasdaq’s continued listing standards and delist from the Nasdaq and our ordinary shares are not subsequently listed and registered on another national securities exchange, the Company will be unable to meet certain transaction requirements that would effectively prevent the selling shareholders from offering and selling ordinary shares under this registration statement.